SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MAGICJACK VOCALTEC LTD.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M6787E101

(CUSIP Number)

BRYANT R. RILEY

B. Riley FBR, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, California 90025

(310) 966-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. M6787E101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON BD

CUSIP No. M6787E101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5(a)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER See Item 5(a)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5(a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON HC

CUSIP No. M6787E101	13D	Page 4 of 7 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 3, 2018 (the “Original Statement”), and relates to the ordinary shares, no par value (the “Ordinary Shares”), of magicJack VocalTec Ltd., an Israeli corporation (the “Issuer”).

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Statement.

The filing of this Amendment represents the final amendment to the Original Statement and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement, except that “Schedule A” as referenced therein is hereby amended and restated in its entirety to refer to the Schedule A annexed hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and restated in its entirety as follows:

Item 4 of this Amendment is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Original Statement is hereby amended by adding the following immediately after the first paragraph thereof:

In connection with the closing of the Merger, on November 9, 2018, pursuant to a Share Purchase Agreement, dated as of November 9, 2018, by and between B. Riley Principal Investments LLC, a Delaware limited liability company and wholly-owned subsidiary of BRF (“BRPI”), and YMax Corporation, a Delaware corporation and wholly-owned subsidiary of magicJack (“YMax”), BRPI purchased from YMax 5,942,715 Ordinary Shares (the “Purchased Shares”) for aggregate cash consideration in the amount of $33.0 million in an effort to acquire all of the issued Ordinary Shares in connection with the Merger. BRPI funded the purchase price of the Purchased Shares with cash on hand.

The Merger Agreement was approved by the Issuer’s shareholders at an extraordinary general meeting of shareholders on March 19, 2018, and the Merger was consummated on November 14, 2018. In accordance with the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Ordinary Share owned by BRF, Merger Sub or the Issuer, except to the extent such Ordinary Share was held for the benefit of any third party), was converted into the right to receive cash in an amount equal to $8.71 without interest. In accordance with the terms of the Merger Agreement, the Ordinary Shares held by BRF and its subsidiaries (including the 1,249,600 Ordinary Shares previously purchased by BRFBR as disclosed in the Original Statement and the Purchased Shares held by BRPI) immediately prior to the effective time of the Merger were automatically canceled for no consideration and ceased to exist as of the Effective Time. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer with the Issuer surviving the Merger as an indirect wholly-owned subsidiary of BRF.

Information concerning changes in the board of directors and management of the Issuer and the charter of the Issuer has been previously disclosed under Item 3.03, Item 5.02 and Item 5.03, respectively, of the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 15, 2018, and is incorporated herein by reference.

CUSIP No. M6787E101	13D	Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) of the Original Statement are hereby amended and restated in their entirety as follows:

(a)-(b) As a result of the Merger, BRF acquired and, for purposes of Rule 13d-3 under the Exchange Act, beneficially owns 100% of the outstanding Ordinary Shares and has sole power to vote and dispose of 100% of the Ordinary Shares.

(c) Except as set forth in this Amendment, none of the Reporting Persons has engaged in any transaction in Ordinary Shares during the past 60 days.

(e) On November 14, 2018, the transactions contemplated by the Merger Agreement were consummated and the Ordinary Shares were delisted from the Nasdaq Global Select Market. The Ordinary Shares are in the process of being deregistered under the Securities Exchange Act of 1934, as amended. Accordingly, this is an exit filing, and constitutes the Reporting Persons’ final amendment to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended by adding the following immediately after the second paragraph thereof:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated November 9, 2017, by and among B. Riley Financial, Inc., B. R. Acquisition Ltd. and magicJack VocalTec Ltd. (incorporated by reference to Exhibit 2.1 of magicJack VocalTec Ltd.’s Current Report on Form 8-K filed on November 9, 2017).
2.2	Amendment No. 1, dated May 8, 2018, to the Agreement and Plan of Merger, dated November 9, 2017, by and among B. Riley Financial, Inc., B. R. Acquisition Ltd. and magicJack VocalTec Ltd. (incorporated by reference to Exhibit 10.1 of magicJack VocalTec Ltd.’s Quarterly Report on Form 10-Q filed on May 10, 2018).
2.3	Limited Waiver and Agreement, dated as of November 9, 2018, by and between B. Riley Financial, Inc. and magicJack VocalTec Ltd.
10.1	Share Purchase Agreement, dated as of November 9, 2018, by and between B. Riley Principal Investments LLC and YMax Corporation.

CUSIP No. M6787E101	13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2018

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name:	Andy Moore
Title:	Chief Executive Officer

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

CUSIP No. M6787E101	13D	Page 7 of 7 Pages

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship

Bryant R. Riley, Chairman and Co-Chief Executive Officer	Co-Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of BRC Partners Management GP, LLC, Chief Executive Officer of B. Riley Capital Management, LLC, Executive Officer of B. Riley FBR, Inc and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and Executive Officer of B. Riley FBR, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert D'Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Kenny Young, President	President of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States

Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States